UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Planet Technologies, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

727044 20 8

(CUSIP Number)

August 1, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 727044 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nancy S. Olson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 63,695

	6.	Shared Voting Power 500,000 (see Item 4)

	7.	Sole Dispositive Power 63,695

	8.	Shared Dispositive Power 500,000 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 563,695 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 16.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fog City Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 500,000 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 500,000 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 14.9%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer
The name of the issuer is Planet Technologies, Inc. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices
The address of the principal executive offices of the Issuer is 6835 Flanders Drive, Suite 100, San Diego, CA 92121.

Item 2.
	(a)	Name of Person Filing
Nancy S. Olson (“Olson”) and Fog City Management, LLC (“Fog City Mgmt”). Olson and Fog City Mgmt are collectively referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence
The principal business address of each of the Reporting Persons is 2100 Green Street #102, San Francisco, California 94123.

	(c)	Citizenship
Olson is a US citizen. Fog City Mgmt is a Delaware limited liability company.

	(d)	Title of Class of Securities
The class of equity securities to which this Statement relates is the common stock, no par value, of the Issuer (the “Common Stock”).

	(e)	CUSIP Number
The CUSIP number of the Common Stock is 727044 20 8.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:  Olson may be deemed to own beneficially 563,695 shares of Common Stock of the Issuer, and Fog City Mgmt may be deemed to own beneficially 500,000 shares of Common Stock of the Issuer.  Olson is the sole member and Managing Member of Fog City Mgmt.  Fog City Mgmt is the Managing Member of Fog City Fund, LLC, which is the record holder of 500,000 shares of Common Stock of the Issuer.  Olson is the record holder of 63,695 shares of Common Stock of the Issuer.

The filing of this Statement shall not be construed as an admission that Olson or Fog City Mgmt is the beneficial owner of any securities covered by this Statement that are held of record by Fog City Fund, LLC, except to the extent of any pecuniary interest.

(b)

Percent of class:    Percent of class:  Olson:  16.7%, and Fog City Mgmt:  14.9%.  The foregoing percentages are calculated based on the 3,366,368 shares of Common Stock represented to be outstanding by the Issuer to the Reporting Persons as of August 1, 2005.

	(c)	Number of shares as to which Olson has:
		(i)	Sole power to vote or to direct the vote 63,695
		(ii)	Shared power to vote or to direct the vote 500,000
		(iii)	Sole power to dispose or to direct the disposition of 63,695
		(iv)	Shared power to dispose or to direct the disposition of 500,000

Number of shares as to which Fog City Mgmt has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 500,000
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 500,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Fog City Fund, LLC is the record holders of 500,000 shares of Common Stock of the Issuer.  Voting and investment power over these shares is generally held by Fog City Mgmt, the Managing Member of Fog City Fund, LLC; however, investments or dispositions in excess of certain amounts must be approve by the board of directors of Fog City Fund, LLC.  Split Rock Partners, LLC has the right to appoint a majority of the members of the board or directors of Fog City Fund, LLC.  St. Paul Fire and Marine Insurance Company, a wholly owned subsidiary of The St. Paul Travelers Companies, Inc., owns a controlling interest of Fog City Fund, LLC.  Fog City Fund, LLC, St. Paul Fire and Marine Insurance Company and The St. Paul Travelers Companies, Inc. have the right to receive dividends from or the proceeds from the sale of the 500,000 shares of Common Stock described in Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below, each of the undersigned below certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2005.

NANCY S. OLSON

By:	/s/ Nancy S. Olson
Nancy S. Olson

FOG CITY MANAGEMENT, LLC

By:	/s/ Nancy S. Olson
Nancy S. Olson
Its:	Managing Member

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Planet Technologies, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  August 4, 2005

NANCY S. OLSON

By:	/s/ Nancy S. Olson
Nancy S. Olson

FOG CITY MANAGEMENT, LLC

By:	/s/ Nancy S. Olson
Nancy S. Olson
Its:	Managing Member